Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-202255) and related Prospectus of Guidance Software, Inc. for the registration of up to $30,000,000 in the aggregate of common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated February 24, 2015, with respect to the consolidated financial statements and financial statements schedule of Guidance Software, Inc., and the effectiveness of internal control over financial reporting of Guidance Software, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
September 30, 2015